Unleash Innovation TSMC, Ltd© 02025 TSMC Property Unleash Innovation 2024 Fourth Quarter Earnings Conference January 16, 2025

Unleash Innovation TSMC, Ltd© 12025 TSMC Property Agenda • Welcome Jeff Su, IR Director • 4Q24 Financial Results and 1Q25 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, Chairman & CEO • Q&A

Unleash Innovation TSMC, Ltd© 22025 TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2023 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 18, 2024 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation TSMC, Ltd© 32025 TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 4Q24 (In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 26.88 26.1-26.9 23.50 19.62 +14.4% +37.0% Net Revenue 868.46 759.69 625.53 +14.3% +38.8% Gross Margin 59.0% 57.0%-59.0% 57.8% 53.0% +1.2 ppts +6.0 ppts Operating Expenses (86.34) (79.08) (71.62) +9.2% +20.6% Operating Margin 49.0% 46.5%-48.5% 47.5% 41.6% +1.5 ppts +7.4 ppts Non-Operating Items 23.09 23.42 18.07 -1.4% +27.7% Net Income Attributable to Shareholders of the Parent Company 374.68 325.26 238.71 +15.2% +57.0% Net Profit Margin 43.1% 42.8% 38.2% +0.3 ppt +4.9 ppts EPS (NT Dollar) 14.45 12.54 9.21 +15.2% +57.0% ROE 36.2% 33.4% 28.1% +2.8 ppts +8.1 ppts Shipment (Kpcs, 12"-equiv. Wafer) 3,418 3,338 2,957 +2.4% +15.6% Average Exchange Rate--USD/NTD 32.30 32.0 32.32 31.88 -0.1% +1.3% * Diluted weighted average outstanding shares were 25,929mn units in 4Q24 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company 4Q24 3Q24 4Q23 4Q24 Over 3Q24 4Q24 Over 4Q23

Unleash Innovation TSMC, Ltd© 42025 TSMC Property - 50 100 150 200 250 300 350 400 450 500 550 600 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 R e v e n u e ( N T $ B ) 7nm 5nm 3nm 4Q24 Revenue by Technology 7nm and Below Revenue 0.11/0.13um 2% 90nm 1% 0.25um and above 0% 40/45nm 3% 28nm 6%16nm 7% 0.15/0.18um 3% 65nm 4% 7nm 14% 5nm 34% 3nm 26%

Unleash Innovation TSMC, Ltd© 52025 TSMC Property 0.11/0.13um 2%90nm 1% 0.25um and above 1% 40/45nm 6% 28nm 10% 16nm 10% 0.15/0.18um 5% 65nm 6% 7nm 19% 5nm 33% 3nm 6% 20nm 1% Revenue by Technology 20232024 0.11/0.13um 2%90nm 1% 0.25um and above 1% 40/45nm 4% 28nm 7%16nm 8% 0.15/0.18um 4% 65nm 4% 7nm 17% 5nm 34% 3nm 18% 20nm 0%

Unleash Innovation TSMC, Ltd© 62025 TSMC Property 4Q24 Revenue by Platform +19% +17% -15% +6% -6% +2% Growth Rate by Platform (QoQ) Automotive 4% DCE 1% Others 2% IoT 5% Smartphone Automotive OthersHPC IoT DCE HPC 53% Smartphone 35%

Unleash Innovation TSMC, Ltd© 72025 TSMC Property +58% +23% +2% +4% +2% -14% Growth rate by Platform (YoY) 2024 Revenue by Platform Smartphone Automotive Others HPC IoT DCE Smartphone 35% Automotive 5% DCE 1% Others 2% IoT 6% HPC 51%

Unleash Innovation TSMC, Ltd© 82025 TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets (In NT$ b illions) Amount % Amount % Amount % Cash & Marketable Securities 2,422.02 36.2% 2,167.60 35.2% 1,687.65 30.5% Accounts Receivable 272.09 4.1% 249.97 4.1% 201.94 3.7% Inventories 287.86 4.3% 292.88 4.7% 250.99 4.5% Long-term Investments 149.04 2.2% 127.33 2.1% 129.44 2.3% Net PP&E 3,234.98 48.3% 3,071.60 49.8% 3,064.48 55.4% Total Assets 6,691.94 100.0% 6,165.66 100.0% 5,532.37 100.0% Current Liabilities 1,264.53 18.9% 1,080.40 17.5% 913.58 16.5% Long-term Interest-bearing Debts 958.43 14.3% 936.16 15.2% 918.28 16.6% Total Liabilities 2,368.36 35.4% 2,143.74 34.8% 2,049.11 37.0% Total Shareholders' Equity 4,323.58 64.6% 4,021.92 65.2% 3,483.26 63.0% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,933mn units at 12/31/24 ** Asset productivity = Annualized net revenue / Average net PP&E 80 4Q24 3Q24 4Q23 27 28 31 87 85 2.4 2.6 2.4 1.1 1.0 0.8

Unleash Innovation TSMC, Ltd© 92025 TSMC Property (In NT$ billions) 4Q24 3Q24 4Q23 Beginning Balance 1,886.78 1,799.13 1,311.81 Cash from operating activities 620.21 391.99 394.83 Capital expenditures (361.95) (207.08) (170.16) Cash dividends (103.73) (90.76) (77.80) Bonds payable (1.75) (5.25) 9.80 Investments and others 88.07 (1.25) (3.05) Ending Balance 2,127.63 1,886.78 1,465.43 Free Cash Flow 258.26 184.91 224.67 Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

Unleash Innovation TSMC, Ltd© 102025 TSMC Property 2024 Financial Highlights (In NT$ billions unless otherwise noted) Net Revenue (US$ billions) 90.08 69.30 +30.0% Net Revenue 2,894.31 2,161.74 +33.9% Gross Margin 56.1% 54.4% +1.7 ppts Operating Margin 45.7% 42.6% +3.1 ppts Income before Tax 1,405.84 979.17 +43.6% EPS - Diluted (NT$) 45.25 32.34 +39.9% Operating Cash Flow 1,826.18 1,241.97 +47.0% Capital Expenditures 956.01 949.82 +0.7% Free Cash Flow (FCF) 870.17 292.15 +197.9% Cash Dividends 363.05 291.72 +24.5% Cash & Marketable Securities 2,422.02 1,687.65 +43.5% ROE 30.3% 26.2% +4.1 ppts YoY20232024

Unleash Innovation TSMC, Ltd© 112025 TSMC Property 1Q25 Guidance ◼ Revenue to be between US$25.0 billion and US$25.8 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 32.8 NT dollars, management expects: ◼ Gross profit margin to be between 57% and 59% ◼ Operating profit margin to be between 46.5% and 48.5%

Unleash Innovation TSMC, Ltd© 122025 TSMC Property • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • TSMC 2024 Supply Chain Management Forum Presents Awards to Outstanding Suppliers (2024/12/02) • TSMC Marked a Significant Milestone in Sustainable Manufacturing with the Inauguration of the Taichung Zero Waste Manufacturing Center (2024/11/13) • TSMC Board of Directors Approved NT$4.50 Cash Dividend for the Third Quarter of 2024 and Set March 18, 2025 as Ex-Dividend Date, March 24, 2025 as the Record Date and April 10, 2025 as the Distribution Date (2024/11/12) Recap of Recent Major Events

Unleash Innovation TSMC, Ltd© 132025 TSMC Property https://www.tsmc.com invest@tsmc.com